October 5, 2006

Mail Stop 4561

Mr. Jeffrey M. Mattich
Chief Financial Officer
Home Solutions of America, Inc.
1500 Dragon Street, Suite B
Dallas, TX 75207

Re: Home Solutions of America, Inc.
        Form 10-KSB for the year ended December 31, 2005
        Form 10-Q for the quarter ended March 31, 2006
        Form 10-Q for the quarter ended June 30, 2006
        File No. 1-31711

Dear Mr. Mattich:

        We have reviewed your filings and have the following comments. Where
indicated, we think you should revise your documents in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2005

Item 6 – Management's Discussion and Analysis or Plan of Operation, page 6

Use of Estimates and Critical Accounting Policies, page 6

Revenue Recognition, page 7

1. Your disclosure of critical accounting policies lacks any quantitative analysis to
    provide the reader with insight to the sensitivity certain estimates may have to
    changes in assumptions and the related impact on your financial condition and

results of operations. For example, it appears that changes in assumptions related to the percentage of completion method could have a material impact on revenues. Please revise your disclosure accordingly. Refer to SEC Release 33-8350.

Liquidity and Capital Resources, page 9

2. Please revise your discussion of cash flow from operating activities to discuss the underlying drivers impacting the changes in working capital such as the increase in accounts receivable. Simply identifying items that are apparent from the statement of cash flows does not provide a sufficient basis to analyze your cash flow from operating activities. Refer to the Interpretive Guidance in SEC Release 33-8350.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-3

3. Please confirm that you will present net income available to common shareholders on the face of the income statement in all future filings. Refer to SAB Topic 6.B.

Note 2 – Acquisitions and Dispositions, page F-13

4. We note that Item 310(c) financial statements were not filed in connection with your Cornerstone acquisition. Please tell us how you considered Item 310(c) and Article 11 of Regulation S-X in determining that historical and pro forma financial information for the Cornerstone acquisition was not required. Confirm that you included the contingent consideration as part of the total investment when calculating the tests of significance for your investment.

Note 10 – Income Taxes, page F-25

5. In light of your limited operating history and related uncertainties discussed in the risk factor on page 11, please describe the evidence you evaluated in concluding that a valuation allowance is not needed. Refer to paragraph 23 of SFAS 109.

Note 12 – Segment Reporting, page F-27

6. Based upon the discussion of your business in Item 1, it appears that you have three operating segments. Please explain to us how you considered the guidance in SFAS 131 and EITF 04-10 in concluding there are only two reportable segments.

Exhibits 31.1 and 31.2 - Certifications

7. Considering that the certifications must be signed in a personal capacity, please confirm to us that you will revise your certifications in all future filings to exclude the title of the certifying individual from the opening sentence.

Form 10-Q for the quarter ended June 30, 2006

Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations or Plan of Operation, page 17

Contractual Obligations, page 24

8. Based upon disclosure on page 4 of your 2005 Form 10-KSB, we note that Cornerstone committed to purchase its marble and granite inventory exclusively from Cornerstone Granite and Marble Wholesale, Inc. for the next twenty years. Please tell us what consideration you gave to including the obligations under Cornerstone's Exclusive Supply Agreement in the table.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief